Exhibit 99.3
TRADING DATA

The following table sets forth all transactions in the Common Stock of the Issuer effected by the Politan Funds since the filing of the Initial 13D. Except as otherwise noted below, all such transactions were purchases or sales of shares of Common Stock effected in the open market, and the table excludes commissions paid in per share prices.

Entity	Trade Date	Buy/Sell	No. of Shares/ Quantity	Unit Cost/ Proceeds	Security	Expiration Date
Politan Capital Partners Master Fund LP	8/16/2022	Buy	197,585	169.57	OTC physically settled total return swap	5/16/2025
Politan Capital Partners Master Fund LP	8/23/2022	Buy	20,000	148.84	Common Stock	N/A